June 17, 2024
VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mark Brunhofer
David Gessert
Sandra Hunter Berkheimer
Michelle Miller
Office of Crypto Assets

RE:    Robinhood Markets, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-40691

Ladies and Gentlemen:

Robinhood Markets, Inc. (the “Company,” “Robinhood,” “we,” or “our”) hereby submits via EDGAR the Company’s responses to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission set forth in the Staff’s letter to the Company, dated May 3, 2024, in relation to the above-referenced filings and our prior response letters dated October 19, 2023 (the “October Response Letter”) and March 1, 2024 (the “March Response Letter”).

We have set forth below each of your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023
Business Custody, page 8

1.We note that in the third paragraph on page 9 you revised previous disclosure to now indicate that you purchase small amounts of cryptocurrency to support your business operations whereas in the past you indicated that you did not hold cryptocurrency for your own account. Please address the following:
•Tell us when you began purchasing small amounts of cryptocurrency to support your business operations;
•Tell us the dollar amounts and names of each cryptocurrency held at each balance sheet date in your filing;
•Tell us how you use the cryptocurrency you purchased to support your business operations; and

•In your response to the previous bullet, explain whether you sell or otherwise transfer the purchased cryptocurrency to platform users and, if so, explain whether you are the principal in those transactions, referencing the authoritative literature you rely upon to support your position.

Response:

The Company acknowledges the Staff’s comment and has set forth below each item followed by the Company’s response.

•Tell us when you began purchasing small amounts of cryptocurrency to support your business operations.

The Company respectfully advises the Staff that it began purchasing small amounts of cryptocurrency in order to support its day-to-day business operations (as described below) in 2018, shortly after it launched its Robinhood Crypto feature.1 The Company began to maintain a balance of USDC as a backup settlement method for weekend transactions (as described below) starting in May 2023 in response to the failure of several banks that had supported its cryptocurrency liquidity during weekend hours, although the Company had not then experienced (and has not since experienced) any failures in its routine cryptocurrency settlement transactions.

•Tell us the dollar amounts and names of each cryptocurrency held at each balance sheet date in your filing.

The Company respectfully advises the Staff that it has included the dollar amounts (rounded to the nearest thousand) and names of each cryptocurrency that the Company had purchased to support its business operations and held as of December 31, 2022 and December 31, 2023, below, for Robinhood Crypto, LLC (“RHC”) operations in the U.S., and Robinhood Europe, UAB (“RHEC”) operations in select jurisdictions in the EU, respectively.

1 In operating Robinhood Crypto, the Company operates through its wholly-owned subsidiaries (RHC in the United States and RHEC in select jurisdictions in the EU, each as defined below).

RHC Operations

Coin[2]	Value of Firm Holdings as of December 31, 2023	Value of Firm Holdings as of December 31, 2022
	(USD, in thousands)	(USD, in thousands)
Avalanche (AVAX)	$0	$0
Bitcoin (BTC)	$7	$1
Bitcoin Cash (BCH)	$0	$0
Cardano (ADA)[3]	$0	$0
Dogecoin (DOGE)	$0	$0
Ethereum (ETH)[4]	$865	$6
Ethereum Classic (ETC)	$0	$0
Litecoin (LTC)	$0	$0
Polygon (MATIC)[3]	$18	$0
Solana (SOL)[3]	$18	$0
Stellar Lumens (XLM)	$0	$0
Tezos (XTZ)	$0	$0
USD Stablecoin (USDC)	$20,000	$0

2 The Company held a balance of all coins listed above as of the date noted; where the amount is listed as $0, the unrounded amount was less than $500 and rounded to $0. Certain cryptocurrencies the Company supports on the RHC platform (e.g., Aave (AAVE), Chainlink (LINK), Compound (COMP), Shiba Inu (SHIB), and Uniswap (UNI) in the U.S.) are not included above because they are part of a group of tokens that was created using the Ethereum blockchain known as “Ethereum Request for Comment 20” (“ERC-20”) and network fees for transactions involving these cryptocurrencies are paid in ETH (not in native coin), so the Company does not need to purchase those cryptocurrencies to cover network fees (as described below).
3 MATIC and SOL are included in this list even though RHC no longer supports these cryptocurrencies because RHC continues to support customer deposits and withdrawals of USDC on the Polygon and Solana blockchains. ADA is included on this list even though RHC no longer supports this cryptocurrency, because although when RHC ceased supporting ADA it liquidated all customer funds held in ADA, a small amount of RHC funds held in ADA previously purchased to cover network fees was not yet liquidated as of December 31, 2023.
4 The amount of ETH held by the Company as of December 31, 2023 and 2022 to support business operations is relatively higher than the balances of other cryptocurrencies held (other than USDC), because: (i) more network fees are paid in ETH as a result of ERC-20; and (ii) with respect to ETH held as of December 31, 2023, due to an ETH protocol change (EIP-1559), the Company began to receive a refund when Estimated Network Fees (defined below) paid in ETH exceeded actual network fees incurred. Although the differences between the Estimated Network Fees owed by customers and actual network fees incurred were de minimis on an individual basis (typically less than $0.01 per transaction), these amounts accumulated over time into a larger aggregate balance, which the Company intends to partially liquidate to maintain an ETH balance more closely aligned with business operational needs.

RHEC Operations

Coin[5]	Value of Firm Holdings as of December 31, 2023	Value of Firm Holdings as of December 31, 2022[6]
	(USD, in thousands)	(USD, in thousands)
Arbitrum (ARB)	$0	N/A
Avalanche (AVAX)	$1	N/A
Bitcoin (BTC)	$1	N/A
Bitcoin Cash (BCH)	$0	N/A
Cardano (ADA)	$0	N/A
Celestia (TIA)	$0	N/A
Cosmos (ATOM)	$0	N/A
Dogecoin (DOGE)	$0	N/A
EOS (EOS)	$0	N/A
Ethereum (ETH)	$2	N/A
Ethereum Classic (ETC)	$0	N/A
Fantom (FTM)	$0	N/A
Litecoin (LTC)	$0	N/A
Near (NEAR)	$0	N/A
Optimism (OP)	$0	N/A
Polkadot (DOT)	$0	N/A
Ripple (XRP)	$0	N/A
Solana (SOL)	$0	N/A
Stellar Lumens (XLM)	$0	N/A
Tezos (XTZ)	$0	N/A

•Tell us how you use the cryptocurrency you purchased to support your business operations.

The Company uses the cryptocurrency it purchases to support its operations in three ways. Each cryptocurrency network may assess fees in order to process “send” and “receive” transactions on the relevant network. Fees vary depending on network congestion or other network factors outside of the Company’s control. When a customer prepares to initiate a “send” transaction, the Company determines an estimate for the network fees (the “Estimated Network
5 The Company held a balance of all coins listed above as of the date noted; where the amount is listed as $0, the unrounded amount was less than $500 and rounded to $0. Certain cryptocurrencies the Company supports on the RHEC platform (e.g., AAVE, LINK, COMP, Decentraland (MANA), Dogwifhat (WIF), The Graph (GRT), Jupiter (JUP), Pepe (PEPE), Sandbox (SAND), SHIB, Toncoin (TON), UNI, USDC, and Wormhole (W)) are not included in the list above because they are ERC-20 tokens and network fees for transactions involving these coins are paid in ETH (not in native coin), so the Company does not need to purchase those cryptocurrencies to cover network fees (as described below). USDC is not used as a backup settlement method for RHEC weekend transactions.
6 RHEC launched crypto operations in Europe in December 2023, so the Company did not purchase any cryptocurrency to support RHEC business operations in 2022.

Fees”) required by the relevant cryptocurrency network. The Company pays these network fees and deducts the Estimated Network Fees from the amount sent to the external wallet address. Because it can take up to 24 hours to process a “send” transaction, sometimes network conditions change between the time the customer initiates the transaction and when the transaction is completed, which can result in a discrepancy between the Estimated Network Fees and the actual network fees incurred. The Company purchases small amounts of certain cryptocurrencies that it sometimes uses to cover the difference in situations where the Estimated Network Fees ended up being lower than the actual network fees incurred.

The cryptocurrencies the Company purchases are also used to cover the network fees it incurs for coin settlement transactions with liquidity providers. Because, with the exception of ETH-20 coins, blockchain network fees must be paid in the cryptocurrency of the relevant blockchain, the Company purchases and maintains cryptocurrency sufficient to cover such fees.

Additionally, because the cryptocurrency markets operate 24/7, the Company needs liquidity to settle with market makers over the weekend, when most traditional financial institutions are not open. In May 2023, the Company began to maintain a balance of USDC as a backup settlement method for RHC weekend transactions as a precautionary measure in response to the failure of certain banks that had supported its cryptocurrency liquidity during weekend hours in the U.S., although the Company has not experienced any failures in its cryptocurrency settlement transactions. This balance is only used to settle with the Company’s market makers and always maintained in the Company’s custody and control in a separate firm-owned wallet, and never co-mingled with customer funds. The amount of USDC that the Company holds at any given time is determined by anticipated trading volumes. RHC and some of its liquidity providers have put agreements in place such that, if a settlement outside of banking hours is necessary, and settling with USD is not an available option for either party for any reason, the parties may agree to settle with USDC in lieu of USD at a 1:1 rate. USDC is a stablecoin that is considered a financial asset (i.e., not a nonfinancial, intangible asset). The balance of USDC owned by the Company is carried on its balance sheet as part of other current assets, and disclosed as part of the fair value of financial instruments table.

•In your response to the previous bullet, explain whether you sell or otherwise transfer the purchased cryptocurrency to platform users and, if so, explain whether you are the principal in those transactions, referencing the authoritative literature you rely upon to support your position.

The Company does not sell or otherwise transfer any cryptocurrency purchased by it to its platform users, except to support specific promotions as described below.

The Company has entered into several arrangements for promotions that are funded by third parties (e.g., “Learn and Earn” where users can read a lesson about the crypto token in exchange for a small amount of the token). These third parties at times have funded these promotions with their native token, which the Company immediately liquidates to fiat currency (within a few days). At the same time the Company recognizes this fiat asset (cash), it also recognizes a liability to return the funds if not used. The Company uses market orders funded by this fiat budget for settlement with market makers at the end of the day in arrears to purchase cryptocurrencies that are earned by customers under the promotion, and deposit the respective cryptocurrency into the customer account. Upon settlement, the Company derecognizes the cash and the corresponding liability to return the funds. The Company purposefully takes this incremental operational step so as to not carry balances of cryptocurrency that are directly deposited into its customers accounts.

Risk Factors
Cryptocurrency laws, regulations, and accounting standards are often difficult to interpret... , page 59

2.We note the revisions made in response to prior comment 1 that “after consultation with internal and external legal counsel, [you] believe that the cryptocurrency [you] hold in custody for users of [y]our platform should be respected as users’ property (and should not be available to satisfy the claims of [y]our general creditors) in the event [you] were to enter bankruptcy” and we reissue the comment in part. In future filings, please disclose whether you have obtained an opinion from counsel in this regard.

Response:

The Company intends to revise the disclosure that appeared on page 60 of its Form 10-K for the fiscal year ended December 31, 2023 as follows (with additions shown as bold, underlined text):
“Based on the terms of our user agreement, the structure of our crypto offerings, and applicable law, and, although we have not obtained a formal legal opinion on this matter, after consultation with internal and external legal counsel, we believe that the cryptocurrency we hold in custody for users of our platform should be respected as users’ property (and should not be available to satisfy the claims of our general creditors) in the event we were to enter bankruptcy.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Metrics, page 80

3.We note your response to prior comment 4 and the change of the title of your key performance metric “Net Cumulative Funded Accounts” to “Funded Customers” in conjunction with this filing. Please address the following:
•Even if the 5.2 million non-unique users identified in your response were unique individual customers, that amount would represent only 22.2% of your 23.4 million Funded Customers at December 31, 2023. Tell us why it is appropriate to consider at least 18.2 million users (or at least 77.8% of your Funded Customers) as customers if they pay you no consideration for access to your platform or for other services.

•In your response you indicate that you determined that all users would be treated as customers under ASC 606. As “would be” is future tense, please tell us whether you currently (as of both December 31, 2023 and the date of your response) consider all of your users to be customers under the definition in ASC 606-10-20. If so, provide us your analysis supporting your claim. In your response, specifically identify for us each new product and feature that did not exist at the time of your initial public offering indicated in your response to prior comment 4 and explain how they result in all users being customers under GAAP.
•Also, in your response you indicate that you would apply the consideration payable to a customer guidance for all users. Address the following:
◦Tell us what consideration you pay to users;
◦Explain how you account for each type of consideration and reference the authoritative literature you rely upon to support your accounting;
◦If all users are customers, tell us why you continue to reflect awards under your Robinhood Referral Program as marketing expenses as disclosed on pages 86, 93 and 117; and
◦Tell us whether you assess whether the user compensated under the Robinhood Referral Program is a customer under GAAP and, if so, whether you record the payment as a reduction of revenues. If no to either question, tell us why not.
•Assuming that the majority of your platform users are not customers under GAAP, tell us your consideration of reinstating prominent disclosure similar to that provided in your initial public offering prospectus that highlights your use of the terms “users” and “customers” in relation to the definition of customers in ASC 606. As some of your users currently meet the definition of customers, it would be reasonable to highlight that some users are customers with appropriate description of the level of your users/Funded Customers that are customers.

Response:

The Company acknowledges the Staff’s comment and has set forth below each item followed by the Company’s response.

•Even if the 5.2 million non-unique users identified in your response were unique individual customers, that amount would represent only 22.2% of your 23.4 million Funded Customers at December 31, 2023. Tell us why it is appropriate to consider at least 18.2 million users (or at least 77.8% of your Funded Customers) as customers if they pay you no consideration for access to your platform or for other services.

Response:

As the Company shared in its comment letter response in June 2021, all users were not considered customers because they did not pay the Company consideration in exchange for a service.7 Additionally in that response, the Company noted that users who were Robinhood Gold subscribers did meet the definition of a customer under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”).8 Since its initial public offering (“IPO”), the Company has continued to introduce new products and features that create a customer relationship with users.

In Q1 2022, the Company launched the Robinhood Cash Card and Spending Account program, which allows users to add funds to their spending account, store balances, spend funds, and engage in prepaid card transactions, including spending at third party merchants and using ATMs to deposit and withdraw funds via a co-branded prepaid card bearing Robinhood’s logo. The Company earns interchange fees based on user prepaid card activity. While the interchange consideration is not directly paid by users to the Company (it is a pass-through from the user to the merchant, from the merchant to the Company’s banking partner, then from the Company’s banking partner to the Company), the Company considers these interchange fees as the consideration the Company earns from authorization and transaction processing services provided to the user for this program. As a result, users that participate in the Robinhood Cash Card and Spending Account program meet the definition of a customer as defined by ASC 606 because they pay the Company consideration in exchange for a service.

In Q3 2022, the Company launched debit card funding and instant bank transfers to eligible users, allowing them to instantly withdraw funds held in their brokerage account for a fee. Accordingly, all users’ terms were updated to reflect the new offerings and the Company’s Standard Pricing Fee Schedule9 was amended to include fees described as “Debit Card Funding - Withdrawals to External (non-RH) Debit Card” and “Instant Bank Transfers - Withdrawals from your Robinhood Account” each of which is priced at a percentage of the withdrawal amount. Eligible users also may deposit funds instantly using debit card funding or instant bank transfers, however, the Company does not charge a fee for such deposits (described as “Debit Card Funding - Deposits In” and “Instant Bank Transfers - Deposits In” in the Company’s Standard Pricing Fee Schedule). By offering debit card funding and instant bank transfers, the Company opened payment rails for eligible users to allow them to access instant deposit or, for a fee, withdrawal of funds at any time, at their discretion without having to enter additional terms or conditions to participate. As a result, users that participate in debit card funding and instant bank transfers meet the definition of a customer as defined by ASC 606 because they pay the Company consideration in exchange for a service.

In Q1 2023, the Company introduced Robinhood Connect, which offers faster and more convenient ways for users to (i) simultaneously purchase and send their crypto assets, or (ii) send their existing crypto assets from their Robinhood account to an external wallet without the need
7 See response #1 in the Company’s Confidential Submission of Amendment No. 3 to Draft Registration
Statement on Form S-1 letter dated June 15, 2021. See also response #3 in the Company’s Confidential Submission of Amendment No. 2 to Draft Registration Statement on Form S-1 letter dated May 28, 2021 (referred to in response #5 in the October Response Letter).
8 At the end of 2021, the Company had approximately 1.14 million Robinhood Gold subscribers. As of March 31, 2024, it had approximately 1.68 million Robinhood Gold subscribers.
9 The Company’s brokerage fee schedule is available at: https://cdn.robinhood.com/assets/robinhood/legal/RHF%20Fee%20Schedule.pdf to go back and forth between Robinhood application and their external wallet application. Robinhood partners with crypto wallets and other decentralized finance applications (“dApps”) to offer an embeddable widget that allows users to sign-up or login to their Robinhood account, select their existing crypto assets to pay via Robinhood Connect, or instantaneously purchase additional crypto assets using an external funding source or brokerage cash and pay via Robinhood Connect. Once initiated, the customer’s crypto asset is sent to the external wallet or other dApps as a payment. When purchasing additional crypto assets from an external funding source, the Company leverages debit card funding or instant bank transfers to enable the instantaneous deposit. In return for providing the instantaneous deposit and purchase of crypto as a service, the Company charges users a fixed percentage fee of the amount deposited into their Robinhood account to purchase crypto assets. As a result, users that participate in Robinhood Connect meet the definition of a customer as defined by ASC 606 because they pay the Company consideration in exchange for a service.

In Q3 2023, the Company acquired X1 Inc. (“X1”), a U.S.-based company that offers a no-fee credit card. Similar to the interchange consideration paid for the Robinhood Cash Card and Spending Account features discussed above, the consideration earned from the X1 Credit Card is consideration earned from authorization and transaction processing services provided to the user. Therefore, the Company determined all X1 Credit Card users were customers as defined by ASC 606 at the time of acquisition.

In Q1 2024 the Company announced and began offering the Robinhood Gold Credit Card which allows users to pay third party merchants on credit via a co-branded credit card bearing Robinhood’s logo. The Company uses a third-party banking partner to facilitate these transactions, and earns interchange fees based on user credit card activity. Similar to the interchange consideration paid for the Robinhood Cash Card and Spending Account and the X1 Credit Card discussed above, the consideration earned from for the Robinhood Gold Credit Card is consideration earned from authorization and transaction processing services provided to the user. Therefore, users that participate in the Robinhood Gold Credit Card program meet the definition of a customer as defined by ASC 606 because (1) of the consideration paid to the Company from interchange fees and (2) participating in this offering requires users to be a Robinhood Gold subscriber.

Given the evolving nature of the Company’s business, the introduction of new products and features detailed above that created additional customer relationships with users and the expectation that the proportion of the Company’s users that met the definition of a customer when the Company introduces additional new products and features will continue to increase, the Company made the decision in Q4 2022 to adopt a portfolio approach to its customer definition and evaluate all consideration paid to users using the consideration payable to a customer guidance as per ASC 606-10-32-25. The Company considered whether to continue to make this evaluation on a user-by-user basis but given the added complexity of evaluating fees across multiple accounts and across millions of users, the Company concluded that it would be reasonable to evaluate all payments made to users consistently. The impact of this conclusion was all existing users were considered customers and all consideration paid to users was recorded as a reduction of revenue rather than an operating expense.10

This decision impacted existing users, however, the Company had to also determine when a new user would be considered a customer. As noted in topic 5.6.04 of the American Institute of Certified Public Accountant’s (“AICPA”) Audit and Accounting Guide: Revenue Recognition 2019, “if the contract does not include a separate fee for custody services or a guaranteed minimum number of trades, the FinREC believes the contract will not meet the criteria in FASB ASC 606-10-25-1 until a trade order is submitted by the customer (even if the customer deposits money or transfers securities into an account) because the customer has no obligation to pay the broker-dealer any consideration for its services.” As discussed in prior correspondence, users have no obligation to pay us any consideration even when a trade order is submitted by the user. Therefore, waiting until a customer has an obligation to pay Robinhood any consideration for its services per the AICPA guidance above would result in new users not being customers, which does not align with the portfolio approach discussed above. As such, the Company made the determination that until a transaction occurs for which it could potentially receive consideration, a user would not be considered a customer. Therefore, a new user must deposit money or transfer outside holdings into their account in order to be considered a customer as at that point the user could use the full suite of Robinhood’s products or features.

In Q4 2023, the Company also changed the title of its key performance metric “Net Cumulative Funded Accounts” to “Funded Customers” due to its business changing since its IPO in 2021. Historically, a single Robinhood account was designed to provide a user with access to any and all of the products offered on the Robinhood platform. However, the Company now views different offerings as unique accounts internally and users now can hold multiple accounts on the Robinhood platform, including brokerage, retirement, spending and credit cards. As such, the Company determined changing the title of its metric was appropriate to more clearly match the definition of the metric, which remains a measure of the unique individual funded users on the platform regardless of how many accounts they hold.

•In your response you indicate that you determined that all users would be treated as customers under ASC 606. As “would be” is future tense, please tell us whether you currently (as of both December 31, 2023 and the date of your response) consider all of your users to be customers under the definition in ASC 606-10-20. If so, provide us your analysis supporting your claim. In your response, specifically identify for us each new product and feature that did not exist at the time of your initial public offering indicated in your response to prior comment 4 and explain how they result in all users being customers under GAAP.

Response:

10 This change did not impact (i) the Company’s accounting for the Robinhood Referral Program, which the Company determined provides it with a distinct service from users, and (ii) the accounting for fraud reimbursement payments under ASC 460, Guarantees, as explained below.

The Company respectfully advises the Staff that the analysis as to when the determination that all users met the definition of a customer is provided above. The analysis focuses on new product and features that required analysis under ASC 606 and is not inclusive of all new products and features the Company has introduced during the period as not all new product and features required analysis under ASC 606 (e.g., recurring crypto investments launched in September 2021 did not require analysis under ASC 606). The “would be” language used in the March Response Letter was tied to when that determination was made in Q4 2022, and not to the date of the March Response Letter. As of December 31, 2023, and the date of this letter, the Company considers all users continue to meet the definition of a customer for the reasons discussed above.

•Also, in your response you indicate that you would apply the consideration payable to a customer guidance for all users. Address the following:
◦Tell us what consideration you pay to users;
◦Explain how you account for each type of consideration and reference the     authoritative literature you rely upon to support your accounting;
◦If all users are customers, tell us why you continue to reflect awards under your Robinhood Referral Program as marketing expenses as disclosed on pages 86, 93 and 117; and
◦Tell us whether you assess whether the user compensated under the Robinhood Referral Program is a customer under GAAP and, if so, whether you record the payment as a reduction of revenues. If no to either question, tell us why not.

Response:

The Company acknowledges the Staff’s comment. For fiscal years 2022 and 2023, the table below summarizes approximate amounts of contra revenue and operating expense for each of the periods presented related to consideration paid to users, each of which is an insignificant percentage of the Company’s total net revenues for the same periods:

(in millions)	2022	% of Total Net Revenues	2023	% of Total Net Revenues
Total Net Revenues	$1,358		$1,815

Contra revenue classification
Robinhood Cash Card and credit card rewards	1	0.1%	10	0.6%
Promotions and incentives paid to customers	5	0.4%	6	0.3%
Retirement contribution match	—	—%	2	0.1%
Total	6	0.4%	18	1.0%

Operating expense classification
Promotions and incentives paid to users	2	0.1%	—	—%
Fraud reimbursements	5	0.4%	3	0.2%
Robinhood Referral Program	10	0.7%	6	0.3%
Total	$17	1.3%	$9	0.5%

The Company has considered the impact that a different accounting conclusion would have on its financial results and, based on the insignificant amount of consideration paid to users shown above, the Company does not believe a different accounting conclusion would have been material to its financial results for the fiscal years presented above, as the only impact would be reclassifying these insignificant amounts of consideration paid to users reflected in the line items “Promotions and incentives paid to customers” and “Retirement contribution match” from contra revenue to operating expense. The Company acknowledges that the success of match incentive programs, such as the retirement contribution match and account transfer match launched in the current year, will result in material amounts recognized in future periods, all of which will be treated as a reduction of revenue rather than operating expense due to the accounting conclusion that all users be treated as customers discussed above.

The Company further respectfully advises the Staff that the Company pays the following types of consideration to users:

i.Robinhood Cash Card and credit card rewards. When a customer swipes their Robinhood Cash Card or credit card, they earn rewards that can be used to fund statement credits, purchases, or cash back.

ii.Promotions and incentives. The Company pays various promotions and incentives under many different areas of its business. These include matches on brokerage account transfers, cash deposits matches and other miscellaneous customer payments that do not involve a service provided to the Company by the user.

iii.Retirement contribution match. The Company pays an incentive match corresponding to a percentage of customers’ eligible contributions to their retirement accounts or transfers of retirement assets to the Company’s platform.

iv.Fraud reimbursements. This primarily relates to direct losses that users experience as a result of account takeovers by third-party fraudsters that are not the fault of the user.

v.Robinhood Referral Program. Referrals are stock paid to users for joining or referring users to Robinhood.

The Company has assessed each type of consideration as to whether it should be recognized as a reduction of the transaction price (i.e., contra revenue) or operating expense:

i.Robinhood Cash Card and credit card rewards. Users of either the Robinhood Cash Card or credit card have met the definition of customer since each respective product launch. Accordingly, the Company evaluated the guidance in ASC 606-10-32-25 and 32-26. Because the payment was not made in exchange for a distinct good or service that the customer transfers to the Company (as described in ASC 606-10-25-18 through ASC 606-10-25-22), all of these rewards are treated as a reduction of the transaction price, and therefore, a reduction of revenue in accordance with ASC 606-10-32-25.

ii.Promotions and incentives. Beginning in Q4 2022, all promotions and incentives have been treated entirely as reduction of the transaction price (i.e., contra revenue) in accordance with ASC 606-10-32-25. This is because starting in Q4 2022 all users were considered to be customers in accordance with ASC 606 (as discussed above) and the consideration payment was not made in exchange for a distinct good or service that the customer transfers to the Company (as described in ASC 606-10-25-18 through ASC 606-10-25-22).

Prior to Q4 2022, only incentives paid to users of Robinhood Gold and Robinhood Cash Card and Spending Account were treated as a reduction of revenue as the consideration payment was not made in exchange for a distinct good or service. We did not previously apply a portfolio approach to our customer definition and therefore all other users besides Robinhood Gold and Robinhood Cash Card and Spending Account users did not meet the definition of customer under ASC 606. Payments of incentives to these users that were not customers by definition of ASC 606 were treated as marketing expense.

iii.Retirement contribution match. This program was made available in Q1 2023 when all users met the definition of a customer via their access to debit card funding and instant bank transfers. Accordingly, the Company evaluated the guidance in ASC 606-10-32-25 and 606-10-32-26. Because the payment was not made in exchange for a distinct good or service that the customer transfers to the Company (as described in ASC 606-10-25-18 through 606-10-25-22), all of the retirement contribution match is treated as a reduction of the transaction price, and therefore, a reduction of revenue in accordance with ASC 606-10-32-25.

iv.Fraud reimbursements. These payments relate to making customers whole for fraud losses in their accounts following an account takeover by a fraudster. The Company views the need to hold balances in custody safely to be a guarantee accounted for within the scope of ASC 460, Guarantees, which is outside of the scope of ASC 606 per ASC 606-10-15-2(d).

v.Robinhood Referral Program

Referring customer. The Company has not made changes to the accounting for the Robinhood Referral Program and continues to believe the referral service (the “Referral Service”) is a distinct service as defined in ASC 606, as communicated in the Company’s Confidential Submission of Amendment No. 3 to Draft Registration Statement on Form S-1 letter dated June 15, 2021.

Per 606-10-32-26, “If consideration payable to a customer is a payment for a distinct good or service from the customer, then an entity shall account for the purchase of the good or service in the same way that it accounts for other purchases from suppliers. If the amount of consideration payable to the customer exceeds the fair value of the distinct good or service that the entity receives from the customer, then the entity shall account for such an excess as a reduction of the transaction price. If the entity cannot reasonably estimate the fair value of the good or service received from the customer, it shall account for all of the consideration payable to the customer as a reduction of the transaction price.”

The Company pays stock to referring customers for amounts less than the fair value that it would pay another vendor for a comparable Referral Service. In particular, in assessing the fair value of the Referral Service, the Company looks at other channels where it acquires customers. The Company pays vendors amounts ranging from $150 to $1,000 per customer to acquire customers across various marketing channels. Considering the average stock referral paid to the referring customers and the referred users combined is less than $20 and thus does not exceed the fair value of the distinct service, the Company recognizes the entire amount of stock paid for referrals as marketing expense and none as a reduction of revenue.

Referred user. To be eligible for the stock referral rewards, a referred user needs to (i) sign up for Robinhood (i.e., they cannot be an existing Robinhood user), and (ii) link their bank account to their Robinhood account. At this point, the user has not yet met the definition of a customer, which happens when a deposit is made or a transfer of assets occurs (as discussed above) and therefore the payment is not accounted for as consideration payable to a customer under ASC 606. Instead, the payment is within the scope of ASC 720. Under ASC 720-35-25, the costs of advertising shall generally be expensed, either as incurred or the first time the advertising takes place. In light of this guidance, the Company recognizes the stock reward as marketing expense upon transfer of the reward to the user.

•Assuming that the majority of your platform users are not customers under GAAP, tell us your consideration of reinstating prominent disclosure similar to that provided in your initial public offering prospectus that highlights your use of the terms “users” and “customers” in relation to the definition of customers in ASC 606. As some of your users currently meet the definition of customers, it would be reasonable to highlight that some users are customers with appropriate description of the level of your users/Funded Customers that are customers.

Response:

The Company respectfully advises the Staff that as described above, the Company determined all of its users meet the definition of customers under GAAP beginning in Q4 2022, as of December 31, 2023, and as of the date of this letter.

4.We note the addition of a new key performance metric titled Growth Rate with respect to Net Deposits and that it is relative to AUC at the end of the preceding 12-month period. From information on page 83, this metric was 27% in 2023. Considering the decline in year-over-year Net Deposits from $18.4 million in 2022 to $17.1 million in 2023 and that the remaining increase in AUC in 2023 from 2022 is attributable to net market gains of $23.3 million, please address the following:
•Tell us what this key performance metric is meant to explain in relation to your 2023 business results and trends considering the underlying year-over-year decline in Net Deposits and remaining increase in AUC attributable to net market gains.
•Tell us the basis of the title, Growth Rate with respect to Net Deposits, since the 27% you reflect is relative to AUC at the end of the fourth quarter of 2022 and inconsistent with the 4% decline in Net Deposits from $18.4 million in 2022 to $17.1 million in 2023. In your response, tell us your consideration for linking the title of this metric primarily to the growth in AUC as it is calculated based on prior period AUC and appears to explain the AUC growth related to Net Deposits and not the change in the rate of Net Deposits.

Response:

The Company acknowledges the Staff’s comment and has set forth below each item followed by the Company’s response.

•Tell us what this key performance metric is meant to explain in relation to your 2023 business results and trends considering the underlying year-over-year decline in Net Deposits and remaining increase in AUC attributable to net market gains.

    While Net Deposits and Assets Under Custody (“AUC”) are key performance metrics that help the Company evaluate its business, identify trends affecting its business, formulate business plans, and make strategic decisions, the Company does not consider “growth rate with respect to Net Deposits” to be a separate key performance metric but rather a calculation to show the portion of total AUC growth within a specified period that is attributable to Net Deposits. The difference between the growth rate with respect to Net Deposits and AUC growth within a specified period is due to the impact of market conditions (i.e., market appreciation or depreciation) on total AUC.

More specifically, growth rate with respect to Net Deposits measures the impact of all Net Deposits (currently defined as cash deposits and asset transfers from, as well as dividends and interest received from customers (net of reversals, customer cash withdrawals, margin interest, Gold subscription fees, and other assets transferred out of the Company’s platforms for a stated period) on overall growth of AUC (i.e., distinct from growth of AUC driven by market factors). The previous period AUC provides the benchmark to measure AUC growth during the present period and, by calculating the growth rate with respect to Net Deposits, the Company can show how much the change in AUC in the current period has been driven by Net Deposits versus market changes. The Company believes it is helpful for investors to highlight trends in its AUC attributed to Net Deposits over time, isolated from growth attributable to market conditions (which can be volatile and unpredictable). The Company also believes that growth rate with respect to Net Deposits is helpful for investors to assess the growth of its business. In particular, an increase in the growth rate with respect to Net Deposits could indicate that the Company’s business will be more resilient to varying market conditions that could have a negative impact on AUC growth and that customers are strengthening their relationships with the Company by increasing the portion of their assets they hold on the Company’s platforms. Conversely, a decrease in the growth rate with respect to Net Deposits could indicate that AUC growth would be more susceptible to fluctuations in overall market conditions and therefore weakening or stagnant customer engagement.

For example, in 2023, out of 65% AUC growth compared to the prior year, 27% was due to customer Net Deposits, while the other 38% of AUC growth was due to market growth, while in 2022 when AUC declined 37% compared to the prior year, the growth rate with respect to Net Deposits was 19%, offsetting a 56% reduction in AUC attributable to market decline. The Company believes that this year-over-year change in growth rate with respect to Net Deposits shows that although Net Deposits declined year-over-year (which the Company has also separately disclosed where growth rate with respect to Net Deposits has been disclosed), the year-over-year change in AUC in 2023 was increasingly driven by Net Deposits (i.e., increasingly by the impact of customer activity rather than varying market conditions). The Company further believes that this year-over-year change in growth rate with respect to Net Deposits indicates that its business is more resilient to varying market conditions that could have a negative impact on AUC growth and that customers are strengthening their relationships with the Company by increasing the portion of their assets they hold on the Company’s platforms.

Although the Company believes it has been transparent in its public disclosures about how it calculates growth rate with respect to Net Deposits, for additional clarity, in future filings and disclosures, the Company will include “Growth rate with respect to Net Deposits” under “Glossary Terms” instead of under “Key Performance Metrics.”

•Tell us the basis of the title, Growth Rate with respect to Net Deposits, since the 27% you reflect is relative to AUC at the end of the fourth quarter of 2022 and inconsistent with the 4% decline in Net Deposits from $18.4 million in 2022 to $17.1 million in 2023. In your response, tell us your consideration for linking the title of this metric primarily to the growth in AUC as it is calculated based on prior period AUC and appears to explain the AUC growth related to Net Deposits and not the change in the rate of Net Deposits.

As discussed above, growth rate with respect to Net Deposits measures the portion of the Company’s change in AUC that is attributable to Net Deposits (a significant driver of the change in AUC in any given period) versus market changes over a period—it does not measure growth of Net Deposits. In order to accurately measure the impact of Net Deposits on AUC growth over a period, the Company uses the prior period AUC as the “beginning” AUC for such period, using the prior period AUC as the benchmark in order to exclude the impact of market appreciation or depreciation on the change in AUC during the period, and in doing so isolates the impact on AUC growth attributable to Net Deposits. The prior period AUC is effectively the beginning AUC balance for the subsequent period, and using a measure of AUC at another time within the relevant period would not appropriately isolate the impact of Net Deposits on AUC over the duration of the period. As discussed above, the Company thinks it is important for investors to understand how Net Deposits and market factors drive the changes in AUC, as markets can be volatile in the short term and make it difficult to gauge the impact of customer activity based on period-over-period AUC figures alone.

5.Please tell us why Net Deposits is a meaningful key performance metric to financial statement users. In your response, tell us your consideration for also disclosing deposits and withdrawals separately as these metrics would appear to be more closely related to your transaction-based revenues that reflect the volume of transactions regardless of whether a user buys or sells assets and net presentation would not reflect this volume.

Response:
The Company believes that Net Deposits is a key indicator of the health of its business as the key performance metric focuses on customer activity by showing the impact of customer deposit activity in a given period. The Company believes that Net Deposits indicate the strength of its relationships with its customers and their engagement with the Company’s platforms, and the Company believes it is positively correlated with revenue generated across many of its core business lines. For example, if the amount of customer deposits onto the Company’s platforms continues to outweigh the withdrawals over long periods of time, the Company believes this would show that its business is growing sustainably, regardless of short-term market movements. Net Deposits is also a significant driver of the change in AUC, another key performance metric, in any given period. The Company believes net presentation is appropriate for Net Deposits because deposits or withdrawals alone do not give the complete picture of customer deposit activity.

The Company respectfully advises the Staff that it does not separately disclose gross deposits or gross withdrawals. While the Company does disclose the gross and net effect of Automated Customer Account Transfer Service (“ACATS”) transfers in and out for the relevant period, ACATS only reflects the impact of customer assets that were transferred to or from other brokerage firms and does not include other deposits or withdrawals, such as cash transferred from a customer’s checking account into their Robinhood brokerage account. The Company also respectfully advises the Staff that buys and sells are not a component of Net Deposits, but rather are simply conversions between asset types. For example, a sell of $1,000 of equities results in the customer having $1,000 fiat currency in their account, and such assets remain on the Company’s platform and part of its AUC. Therefore, neither Net Deposits nor gross presentation of deposits or withdrawals track or are closely related to the Company’s transaction-based revenue.

6.Based on your definitions of Funded Customers and Monthly Active Users, it is unclear why the number of Monthly Active Users for the year ended 2023 of 10.9 million would be significantly less than Funded Customers of 23.4 million. We also note that prior to the period ending September 30, 2021, the number of Funded Customers, previously referred to as Net Cumulative Funded Accounts, and Monthly Active Users were more closely aligned. Please reconcile for us the difference between these two metrics and explain the change in your business and/or user activity that has caused these metrics to significantly diverge from 2021 through 2023, including since both metrics are derived based on “accounts”. In your response, tell us your consideration for disclosing the cause of this divergence.

Response:

There will be some degree of a discrepancy between the number of Funded Customers and the number of Monthly Active Users (“MAUs”) in any given period because of how those metrics are defined. The Company currently defines a Funded Customer as a unique person who has at least one account with a Robinhood entity and, within the past 45 calendar days (i) had an account balance that was greater than zero (excluding amounts that are deposited into a Funded Customer account by the Company with no action taken by the unique person) or (ii) completed a transaction using any such account. The Company currently defines MAUs as the number of unique persons who, using one or more accounts with a Robinhood entity, meet one of the following criteria at any point during a specified calendar month: (i) executes a debit card or credit card transaction, (ii) transitions between two different screens on a mobile device while logged into their account or (iii) loads a page in a web browser while logged into their account. A person need not satisfy these conditions on a recurring monthly basis or be a Funded Customer to be included in MAU.

The metric Funded Customers therefore measures the number of individuals who have or recently had assets on the Company’s platforms and/or used one of its products, while MAUs only measures the number of individuals who have engaged with the Company’s platforms in a given month. For example, customers who had a Robinhood account balance that is greater than zero at some point within the past 45 days, but who have not logged into one of the Robinhood applications or executed a Robinhood debit card or credit card transaction in a given month would be considered Funded Customers, but not counted as MAUs. Conversely, customers who in a given month have transitioned between two different screens on a mobile device or loaded a page in a web browser while logged into a Robinhood account, but do not have any assets in any of their accounts or have not executed a Robinhood debit card or credit card transaction within the past 45 days would not be considered Funded Customers. In prior years, and especially after the COVID-19 onset in March 2020 through the first half of 2021, the numbers of Funded Customers and MAUs were more closely aligned in part because (i) the Company’s business model was narrower and more focused on its brokerage and crypto trading products and (ii) the market environment had resulted in an unprecedented amount of trading activity, leading to a majority of Funded Customers frequently engaging with their accounts through the Company’s platforms, qualifying them as MAUs. Since then, market conditions have changed and as the Company has previously disclosed, it experienced a broad decline in equity and crypto trading volumes starting in 2022, leading to lower levels of trading activity and interest in trading-related products and services, each putting downward pressure on the number of the Company’s MAUs. The Company itself has also changed since then as it has diversified its business to include long-term investment products, such as retirement accounts and higher yields on its brokerage cash sweep program. Customers taking advantage of these products may have larger balances in their accounts, but choose to log-in to their accounts to check their balances or otherwise engage with the Company’s platforms less frequently (and thus can go long periods of time while qualifying as Funded Customers, but not MAUs). The Company respectfully submits that it has previously discussed the change in market conditions as well as its diversified business in prior filings. The Company did not then and does not now believe that disclosure of the divergence between these two metrics provides material information to investors beyond the Company’s other disclosure related to market conditions and trading volumes and product mix that drive the phenomenon.

    Additionally, because of these shifts in its business strategy, the Company announced in its Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Q1 2024 10-Q”) that MAU is no longer an input used by its management or board of directors to understand and evaluate its business. Starting with the Q1 2024 10-Q, while the Company continues to report MAUs in its earnings materials for informational purposes only, it no longer reports MAU in its Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K as it no longer considers it to be a key performance metric for the Company.

If you require additional information, please contact me at christina.lai@robinhood.com or (650) 507-5189.

Sincerely,

/s/ Christina Y. Lai

Christina Y. Lai
Vice President, Deputy General Counsel and Corporate Secretary